UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)


               STYLES ON VIDEO, INC.
- ----------------------------------------------------
                 (Name of Issuer)


        Common Stock, par value $.001 per share
- ----------------------------------------------------
            (Title of Class of Securities)


                   86422210
- ----------------------------------------------------
                (CUSIP Number)

                Jeffrey A. Safchik
                    President
                    IDI Corp.
             40304 Fisher Island Drive
           Fisher Island, Florida  33109
                  (305) 534-1012
- ----------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)


                    May 30, 1996
- --------------------------------------------------------
 (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box[].

      Check the following box if a fee is being paid with the statement[]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes").

                              13D


CUSIP NO.86422210


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
   International Digital Investors, L.P.

2  CHECK THE APPROPRIATE BOX IF A
   MEMBER OF A GROUP*                              (a)[]
                                                   (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   00

5  CHECK BOX IF DISCLOSURE OF LEGAL
   PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                []

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

           NUMBER            7    SOLE VOTING POWER
            OF                    58,105,871
           SHARES            8    SHARED VOTING POWER
       BENEFICIALLY               0
       OWNED BY EACH         9    SOLE DISPOSITIVE POWER
        REPORTING                 58,105,871
          PERSON            10    SHARED DISPOSITIVE POWER
          WITH                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON 58,105,871

12  CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11) 93.2%
14  TYPE OF REPORTING PERSON*
    PN

                             13D


CUSIP NO.86422210

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
   Greenstreet Partners

2  CHECK THE APPROPRIATE BOX IF A
   MEMBER OF A GROUP*                             (a)[]
                                                  (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   00

5  CHECK BOX IF DISCLOSURE OF LEGAL
   PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                              []

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Florida

              NUMBER                 7    SOLE VOTING POWER
                OF                        132,000
              SHARES                 8    SHARED VOTING POWER
           BENEFICIALLY                   0
           OWNED BY EACH             9    SOLE DISPOSITIVE POWER
             REPORTING                    132,000
               PERSON               10    SHARED DISPOSITIVE POWER
                WITH                      0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON 132,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*             []

13  PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11) 3.1%

14  TYPE OF REPORTING PERSON*
    PN

     This Amendment No. 1 to Schedule 13D (this "Amendment") amends and restates the Schedule 13D filed by the Reporting
Persons on November 21, 1995 (the "Original Schedule 13D").

ITEM 1.     SECURITY

     This Amendment relates to the common stock, par value $.001 per share (the "Common Stock"), of Styles on Video, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at 667 Rancho Conejo Boulevard, Newbury Park, California 91320.

ITEM 2.     IDENTITY AND BACKGROUND

     This Amendment is filed on behalf of International Digital
Investors, L.P., a Delaware limited partnership ("IDI") and Greenstreet Partners, a Florida general partnership
("Greenstreet").

     The shares to which this Amendment relates are subject to acquisition by IDI, except that 132,000 shares were acquired by Greenstreet, prior to commencement of discussions that led to the IDI investment. Greenstreet disclaims beneficial ownership of the shares of Common Stock beneficially owned by IDI, and IDI disclaims beneficial ownership of the shares of Common Stock beneficially owned by Greenstreet.

     IDI was formed under the laws of the State of Delaware to manage investments in the Issuer and related companies. Its principal business address is 40304 Fisher Island Drive, Fisher Island, Florida 33109, which is also the address of its principal office.

     The sole general partner of IDI is IDI Corp., a Delaware corporation ("IDI Corp."), and its principal business is serving in such capacity. Its principal business address is 40304 Fisher Island Drive, Fisher Island, Florida 33109, which is also the address of its principal office.

     The sole stockholder and chairman of IDI Corp. is Steven J. Green. Jeffrey A. Safchik is President and the only other director of IDI Corp. At present, Steven J. Green is principally occupied as an independent investor. The principal address at which such activity is conducted is 40301 Fisher Island Drive, Fisher Island, Florida 33109. The present principal occupation of Jeffrey A. Safchik is serving as Managing Director of Greenstreet. The principal address at which such employment is conducted is 40304 Fisher Island Drive, Fisher Island, Florida 33109. Messrs. Green and Safchik are United States citizens.

     Greenstreet is a partnership engaged in the business of making investments. Its investments include 132,000 shares of Common Stock owned by it prior to commencement of discussions that led to the initial investment in the Issuer by IDI. Steven
J. Green is the sole managing general partner of Greenstreet. Greenstreet's principal business address is 40304 Fisher Island Drive, Fisher Island, Florida 33109, which is also the address of its principal office.

     IDI Corp., Steven I. Green and Jeffrey Safchik are collectively referred to as the "Related Persons."

     None of IDI, Greenstreet nor any of the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of IDI, Greenstreet nor any of the Related Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE OF FUNDS OR OTHER CONSIDERATION

            The purchase price for the Series B Preferred Stock was $50,000. As more fully described in Item 4, the Series B Warrants were issued to IDI in connection with its agreement to purchase the Series B Preferred Stock and the Additional Notes pursuant to the Additional Purchase Agreement. The source of funds for the purchase of the Initial Note Tranche and the Series B Preferred Stock was the limited partnership assets of IDI, including capital contributions from the limited partners of IDI. Capitalized terms used in this Item 3 and not previously defined are defined in Item 4 below.

ITEM 4.     PURPOSE OF TRANSACTION

            On November 20, 1995, pursuant to a Note and Preferred Stock Purchase Agreement, dated November 20, 1995 (the "Existing Purchase Agreement"), among the Issuer, Forever Yours, Inc., a Delaware corporation and an 80% owned subsidiary of the Issuer(1) ("FYI"), and IDI, IDI acquired (i) a 10% Senior Note due June 30, 1998 in the aggregate principal amount of $2,950,000 (the "Existing Note") and (ii) 500 shares of 10% Senior Series A Convertible Preferred Stock, $.001 par value per share, of the Issuer (the "Series A Preferred Stock"). The Existing Purchase Agreement was filed as Exhibit A to the Original Schedule 13D.

            The Series A Preferred Stock was initially convertible into 44,643 shares of Common Stock(2). In connection with its purchase of the Existing Note and the Series A Preferred Stock, IDI received a warrant to purchase 3,914,882 shares of Common Stock (the "Series A Warrants") at a per share exercise price of $1.12(3). The number of shares subject to the Series A Warrants and the number of shares issuable upon conversion of the Series A Preferred Stock are subject to adjustment pursuant to the anti-dilution provisions set forth in the Series A Warrant Certificate and the Certificate of Designation for the Series A Preferred Stock (the "Series A Designation"), respectively. Pursuant to the Series A Designation, IDI, as the holder of the Series A Preferred Stock, has the power to elect four members of the Issuer's seven-member Board of Directors. The Series A Designation and the Series A Warrant Certificate were filed as Exhibits B and C, respectively, to the Original Schedule 13D.


- --------------

(1) FYI subsequently became a wholly-owned subsidiary of the Issuer as described in Item 4.

(2)  Pursuant to the anti-dilution provisions of the Series A
Preferred Stock, the number of shares into which such stock is convertible was increased to 238,095 upon the occurrence of the transactions described in Item 4.

(3) The exercise price for the Series A Warrants was reduced to $0.075 per share in connection with the transactions described in
Item 4.

- --------------


            In April, 1996, IDI made interim loans to the Issuer in the aggregate principal amount of $270,000 (the "Interim Loans") to provide working capital for the Issuer. The Interim Loans were funded on behalf of IDI by certain of its limited partners and certain individuals who expect to become limited partners of IDI in the future. The Interim Loans were repaid with proceeds of the Additional Notes.

            Barry Porter has indicated an interest in making an investment in IDI. In view of his interest, Jeffrey Safchik, President of IDI Corp., the general partner of IDI, requested that he assist IDI Corp. in its evaluation of any additional investment in the Issuer, including the transaction described in this Item 4, and refer all information obtained to Mr. Safchik for his review and approval.

            On May 30, 1996, pursuant to a Note and Preferred Stock Purchase Agreement, dated as of May 14, 1996 (the "Additional Purchase Agreement"), as amended by a First Amendment to Additional Note and Preferred Stock Purchase Agreement and Waiver, dated as of May 15, 1996 (the "Additional Note Amendment"), each by and among the Issuer, FYI and IDI, IDI acquired $371,712 aggregate principal amount of 10% Senior Notes due June 30, 1998 (the "Initial Note Tranche"), $271,712 of the proceeds of which were used to repay the principal of and interest on the Interim Loans, and agreed to acquire (i) up to an additional $828,288 aggregate principal amount of 10% Senior Notes due June 30, 1998 (together with the Initial Note Tranche, the "Additional Notes"), from time to time, in accordance with the provisions of, and subject to the conditions precedent set forth in, the Additional Purchase Agreement, as amended, and (ii) 500 shares of 10% Senior Series B Convertible Preferred Stock, $.001 par value per share, of the Issuer (the "Series B Preferred Stock") on or before June 4,
1996, subject to the conditions precedent set forth in the Additional Purchase Agreement, as amended. IDI purchased an additional $150,000 of Additional Notes on May 30, 1996 and it purchased the Series B Preferred Stock on June 4, 1996. The Additional Purchase Agreement and the Additional Note Amendment are included as Exhibits H and I, respectively, hereto.

            The Series B Preferred Stock is convertible into 666,666 shares of Common Stock. In connection with its agreement to purchase the Additional Notes and the Series B Preferred Stock, IDI received a warrant to purchase 53,286,228 shares of Common Stock (the "Series B Warrants") at a per share exercise price of $0.075. The number of shares subject to the Series B Warrants and the number of shares issuable upon conversion of each share of Series B Preferred Stock are subject to adjustment pursuant to the anti-dilution provisions set forth in the Series B Warrant Certificate and the Amended Certificate of Designation for the Series B Preferred Stock (the "Series B Designation"), respectively. Pursuant to the Series B Designation, IDI, as the holder of the Series B Preferred Stock, will have the power to elect one member of the Issuer's seven-member Board of Directors if, by October 31, 1996, the Issuer has not taken all corporate and shareholder action necessary to authorize and reserve for issuance a number of shares of the Issuer's Common Stock sufficient to permit the holders of the Series A Preferred Stock and the Series B Preferred Stock to convert such Preferred Stock into Common Stock in accordance with the relevant Certificate of Designation, and to permit the holders of the Series A Warrants, the Series B Warrants and certain other warrants to exercise such warrants in accordance with the terms of the relevant Warrant Certificate. The Series B Warrants are exercisable, and the Series B Preferred Stock is convertible into Common Stock, on or after the earlier to occur of (i) October 31, 1996, (ii) the date on which all corporate and shareholder action on the part of the Issuer has been taken to authorize and reserve for issuance a number of shares of Common Stock at least equal to the initial number of shares of Common Stock issuable upon exercise of the Series B Warrants or conversion of the Series B Preferred Stock, as applicable, and (iii) the date on which certain other warrants to purchase Common Stock become exercisable, in whole or in part (the earlier of such dates being the "First Exercise Date"). In addition, IDI has agreed that prior to the First Exercise Date it will not exercise the Series A Warrants or convert the Series A Preferred Stock into Common Stock to the extent that the aggregate number of shares receivable upon all such conversions or exercises would exceed 4,750,927 shares. The Series B Designation and the Series B Warrant Certificate are included as Exhibits J and L, respectively, hereto.

            In connection with the closing of the transactions contemplated by the Additional Purchase Agreement, as amended (the "Closing"), the Existing Purchase Agreement and the
Series A Warrant Certificate were amended to conform to the provisions of the Additional Purchase Agreement, as amended, and the Series B Warrant Certificate, respectively, and to reduce the per share exercise price of the Series A Warrants to $0.075. The amendment to the Existing Purchase Agreement and the amended and restated Series A Warrant Certificate are included as Exhibits G and K, respectively, hereto. In addition, the Registration Rights Agreement, dated November 20, 1995 (the "Registration Rights Agreement"), by and between the Issuer and IDI, executed in connection with the issuance of the Series A Preferred Stock and the Series A Warrants, was amended and restated (the "Amended and Restated Registration Rights Agreement") to include the Series B Warrants and the shares of Common Stock for which the Series B Warrants are exercisable and into which the Series B Preferred Stock is convertible. The Registration Rights Agreement was filed as Exhibit D to the Original Schedule 13D; the Amended and Restated Registration Rights Agreement is included as Exhibit M hereto.

            The issuance by the Issuer of the Series B Warrants and certain other warrants with an exercise price of $0.075 per share and the reduction of the exercise price of the Series A Warrants to $0.075 per share triggered the anti-dilution provisions of the Series A Preferred Stock. As a result of such event, the Series A Preferred Stock is convertible into 238,095 shares of Common Stock.

            The Additional Purchase Agreement, as amended, provides that the Issuer and FYI have until June 22, 1996 to solicit offers (each a "Topping Offer") of investment or financing, the terms of which are at least as favorable to the Issuer and FYI as those offered by IDI. Any Topping Offer must provide for (i) the repayment in full of all outstanding principal of and accrued interest on the Existing Note and the Additional Notes to the date of such repayment, (ii) the redemption in full of the Series A Preferred Stock and the Series B Preferred Stock in accordance with the applicable Certificate of Designation, (ii) the payment to IDI of a $200,000 topping fee and (iv) the payment to IDI of all out-of-pocket expenses in connection with the purchase of the Additional Notes and related transactions described in this Item 4. In addition, IDI has agreed to the cancellation of a sufficient number of the Series A Warrants and Series B Warrants upon the closing of any Topping Offer, such that the warrants still held by IDI represent 18.75% of the Common Stock of the Issuer on a fully diluted basis. The Issuer and FYI have three days after receipt of any Topping Offer to review such offer, a further three day period to solicit additional bids, if any, from existing bidders and three days to select a winning bidder and accept its bid. The closing of any Topping Offer transaction must occur within seven days of acceptance of the offer.

            In the Additional Purchase Agreement, IDI agreed that the Issuer could increase the number of shares of Common Stock subject to its employee stock option plan to 6.5% of the outstanding Common Stock on a fully diluted basis(4). Any increase in the Issuer's employee stock option plan would need to be approved by the shareholders of the Issuer.

            IDI's purpose in entering into the Existing Purchase Agreement and the Additional Purchase Agreement, as amended, was to obtain the ability to control the Issuer, while providing financing to enable the Issuer to develop the potential of its operating subsidiaries, FYI and Dycam, Inc., a Delaware corporation.

            The terms of the Series A Preferred Stock (including the right to designate a majority of the directors of the Issuer) and the Series B Preferred Stock, together with the Series A Warrants and the Series A Warrants (which collectively give IDI the right to acquire a number of shares of Common Stock equal to approximately 75% of the Issuer's Common Stock calculated on a fully diluted basis(5)), may impede the acquisition of control of the Issuer by third persons.

- ----------


(4)  Assuming all outstanding warrants and options to purchase
Common Stock are fully exercised.

(5) Assuming all outstanding warrants and options to purchase Common Stock are fully exercised and assuming that the number of shares of Common Stock subject to the Issuer's employee stock option plan is increased to 6.5% of the outstanding Common Stock on a fully diluted basis and that all such shares are issued.

- ----------


            The directors of the Issuer who are not affiliated with IDI are Ms. Ann Graham Ehringer, Dana I. Arnold, chairman and chief executive officer of FYI, and John Edling, chairman and president of Dycam. The three directors previously elected by IDI are Jeffrey Safchik, the chairman of the Issuer, Barry Porter, a managing director of Pacific Capital Group, Inc., a Los Angeles-based merchant banking group, and Marshall Geller, the founder and managing partner of Geller & Friend Capital Partners, Inc., a merchant banking group. It is anticipated that the final Board position will be filled by IDI in the near future. IDI anticipates that the presence on the Issuer's Board of Directors of three directors who are appointed by IDI will enable it to have a significant impact on the policies and direction of the Issuer and its subsidiaries and, upon its appointment of the final Board member, it will have control over the policies and direction of the Issuer.

            Prior to the Closing, the Issuer owned 80% of the common stock of FYI and Dana I. Arnold, chairman and chief executive officer of FYI, owned the remaining 20%. Concurrently with the Closing, Mr. Arnold exchanged his minority interest in FYI for warrants of the Issuer (the "Series C Warrants") representing the right to purchase 7,747,449 shares(6) of Common Stock of the Issuer at a per share exercise price of $0.075. The Series C Warrants were 25% vested upon issuance and an additional 25% vests on each of November 10, 1996, May 10, 1997 and May 10, 1998. The Series C Warrants will become fully vested upon the consummation of a Topping Offer transaction or in the event that Mr. Arnold's employment with the Issuer is terminated by the Issuer without cause. The unvested portion of the Series C Warrants will terminate in the event that Mr. Arnold's employment with the Issuer is terminated (A) by Mr. Arnold, (B) by the Issuer for cause or (C) as a result of Mr. Arnold's death or disability. The Series C Warrants are exercisable to the extent vested on or after the earlier to occur of (i) October 31, 1996 or (ii) the date on which all corporate and shareholder action on the part of the Issuer has been taken to authorize and reserve for issuance a number of shares of Common Stock at least equal to the initial number of shares of Common Stock issuable upon exercise of the Series C Warrants. Pursuant to a registration rights agreement, dated as of May 15, 1996, between the Issuer and Dana Arnold, the Issuer granted registration rights to Mr. Arnold with respect to the Series C Warrants and the Common Stock for which they are exercisable.

- -----------

(6) The number of shares of Common Stock subject to the Series C Warrants is subject to reduction upon the consummation of a Topping Offer transaction.

- -----------


            IDI has no present plans or intentions to sell the Series A Preferred Stock, the Series B Preferred Stock, the Series A Warrants or the Series B Warrants, or to convert the Series A Preferred Stock or the Series B Preferred Stock into Common Stock or to exercise the Series A Warrants or the Series B Warrants.

            The issuance and sale of the Series B Preferred Stock and the Series B Warrants to IDI have not been submitted to the shareholders of the Issuer for approval. The Investor has been informed by the Issuer that the Common Stock has been scheduled to be delisted from the American Stock Exchange for reasons unrelated to the transactions described herein. If the Common Stock were not delisted, shareholder approval of the issuance and sale of the Series B Preferred Stock and the Series B Warrants to IDI would have been required by the rules of the exchange and failure to obtain such approval could have resulted in delisting of the Common Stock.

            In light of the difficulties facing the Issuer and in connection with the foregoing transactions, the Issuer entered into consulting agreements with Brymarc Management and K.
Eugene Shutler. The consulting agreements are included as Exhibits N and O hereto.

            Except as set forth in this Item 4, IDI and Greenstreet have no present plans or proposals (and to the best of their knowledge none of the Related Persons has any present plans or proposals) that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

            The foregoing description of the Existing Note, the Series A Preferred Stock, the Series A Warrants, the Additional Notes, the Series B Preferred Stock, the Series B Warrants and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Existing Purchase Agreement, as amended, the Series A Designation, the Series A Warrant Certificate, as amended, the Additional Purchase Agreement, as amended, the Series B Designation and the Series B Warrant Certificate, each of which has been filed as an exhibit to this Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     As of the close of business on June 4, 1996, IDI and Greenstreet beneficially owned 58,237,871 shares of Common Stock, constituting approximately 93.4% of the shares of Common Stock outstanding (based on the latest financial statements and information provided by the Issuer), as adjusted to reflect the issuance of Common Stock upon conversion or exercise, as applicable, of the Series A Preferred Stock, the Series B Preferred Stock, the Series A Warrants and the Series B
Warrants. The following table sets forth the beneficial ownership of IDI (representing, in the aggregate, 93.2% of the outstanding shares of Common Stock):

Source of Shares                       Number of Shares
Shares issuable upon
conversion of the Series
A Preferred Stock                          238,095(7)

Shares issuable upon
exercise of the Series
A Warrants                                 3,914,882

Shares issuable upon
conversion of the Series
B Preferred Stock                            666,666

Shares issuable upon
exercise of the Series
B Warrants                                53,286,228

Total                                     58,105,871

- -----------

(7) As adjusted to reflect the effect of the issuance of the Series B preferred Stock, the Series B Warrants and certain other warrants and the reduction in the per share exercise price of the Series A Warrants, as described in
Item 4 of this Schedule 13D.

- -----------


IDI has sole voting and dispositive power with respect to all of the foregoing shares. Greenstreet has beneficial ownership of 132,000 (3.1% of outstanding shares) shares of Common Stock, as to which Greenstreet has sole voting and dispositive power. Except as set forth above, none of IDI, Greenstreet or (to the best knowledge of IDI and Greenstreet) the Related Persons beneficially owns any shares of Common Stock.

            Other than the acquisition of the Series B Preferred Stock and the Series B Warrants by IDI pursuant to the Additional Purchase Agreement, as amended, none of IDI, Greenstreet or (to the best knowledge of IDI and Greenstreet) the Related Persons has effected any transactions in the Common Stock during the past 60 days.


ITEM 6.     CONTRACTS, ARRANGEMENT UNDERSTANDINGS OR
            RELATIONSHIPS, WITH RESPECT TO SECURITIES OF THE
            ISSUER

            The relationship between IDI and IDI Corp. is set forth in a Limited Partnership Agreement, dated as of November 21, 1995 (the "Limited Partnership Agreement"). The Limited Partnership Agreement describes the rights and obligations of the partners of IDI with respect to the securities of the Issuer held by IDI. The Limited Partnership Agreement is included as Exhibit F hereto. As described in Item 4, it is anticipated that additional individuals will become limited partners of IDI and that certain individuals may make an investment in IDI Corp. As a result of the expected and proposed investments and the consequent adjustment in the rights and obligations of the parties to the Limited Partnership Agreement, it is anticipated that IDI may be restructured. The terms of any such restructuring have not been agreed at this time.

            Pursuant to the Amended and Restated Registration Rights Agreement, IDI has been granted certain registration rights with respect to the Series A Warrants, the Series B Warrants and the Common Stock for which the Series A Warrants and the Series B Warrants are exercisable and into which the Series A Preferred Stock and the Series B Preferred Stock is convertible.

            The foregoing description of the Limited Partnership
Agreement and the Amended and Restated Registration Rights
Agreement does not purport to be complete and is qualified in its entirety by reference to such agreements, each of which has been filed as an exhibit to this Schedule 13D.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits were filed with the Original Schedule
13D:

            (A) Note and Preferred Stock Purchase Agreement, dated November 20, 1996, between the Issuer, FYI and IDI.

            (B)   Certificate of Designation of the Series A
     Preferred Stock of the Issuer.

            (C) Series A Warrant Certificate for warrants to purchase 3,914,882 shares of Common Stock of the Issuer.

            (D)   Registration Rights Agreement, dated November
     20, 1995, by and between the Issuer and IDI.

            (E)   Minority Interest Adjustment Agreement, dated
     November 20, 1995, by and between the Issuer and Dana I.
     Arnold.

     The following Exhibits are attached hereto:

            (F)   Limited Partnership Agreement, dated as of
     November 21, 1995, by and among IDI Corp. and the limited partners identified therein.

            (G)   Second Amendment to Note and Preferred Stock
     Purchase Agreement and Waiver, dated as of May 15, 1996, by and among the Issuer, FYI and IDI, relating to the Existing
     Notes, the Series A Preferred Stock and the Series A
     Warrants.

            (H) Note and Preferred Stock Purchase Agreement, dated as of May 14, 1996, by and among the Issuer, FYI and IDI, relating to the Additional Notes, the Series B Preferred Stock and the Series B Warrants.

            (I) First Amendment to Additional Note and Preferred Stock Purchase Agreement and Waiver, dated as of May 15, 1996, by and among the Issuer, FYI and IDI, relating to the Existing Notes, the Series A Preferred Stock and the Series
     A Warrants.

            (J) Amended Certificate of Designation for the Series B Preferred Stock of the Issuer.

            (K) Amended and Restated Series A Warrant Certificate, dated as of May 15, 1996, issued to IDI by the Issuer.

            (L) Series B Warrant Certificate, dated as of May 15, 1996, issued to IDI by the Issuer.

            (M)   Amended and Restated Registration Rights
     Agreement, dated as of May 15, 1996, by and among the Issuer and IDI.

            (N)   Brymarc Consulting Agreement, dated as of May 15,
     1996.

            (O)   Shutler Consulting Agreement, dated as of May 15,
     1996.


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                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 1996

                              INTERNATIONAL DIGITAL INVESTORS, L.P.

                              By: IDI Corp., its general partner



                                    By: __ Jeffrey Safchik__
                                          Jeffrey Safchik
                                          President

                              GREENSTREET PARTNERS


                              By:  __ Jeffrey Safchik__
                                    Jeffrey Safchik
                                    Managing Director

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